April 6, 2026

W. Alexander Holmes
Chief Executive Officer
Bitcoin Depot Inc.
8601 Dunwoody Place
Sandy Springs , GA 30350

       Re: Bitcoin Depot Inc.
           Registration Statement on Form S-1
           Filed March 31, 2026
           File No. 333-294785
Dear W. Alexander Holmes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets